Exhibit 99.1
EXCERPT FROM ITEM 13 OF TEPPCO PARTNERS, L.P.
Review and Approval of Transactions with Related Parties
     Our Partnership Agreement and AC Committee Charter set forth policies and procedures for the review, recommendation or approval of certain transactions with persons affiliated with or related to us. As further described below, our Partnership Agreement sets forth procedures by which related party transactions and conflicts of interest may be approved or resolved by the General Partner or the AC Committee. In submitting a matter to the AC Committee, the Board on behalf of the General Partner, the Operating Partnerships or us may charge the committee with reviewing the transaction and providing the Board a recommendation, or it may delegate to the committee the power to approve the matter.
     The AC Committee Charter provides that it is the responsibility of the AC Committee to:
•	receive, consider, reject and pass on the fairness and reasonableness of any transaction or matter involving a conflict of interest between our General Partner and its affiliates, on the one hand, and us or our subsidiaries, on the other, including without limitation asset sales, operating or support services agreements and any other material contractual arrangements,

•	evaluate the fairness and reasonableness to us and approve or reject the issuance and pricing of any equity securities by us,

•	establish procedures for determining the fairness and reasonableness of any affiliate transactions involving product exchanges or loans, without direct AC Committee action and

•	ensure that we and the General Partner have an appropriate policy on potential conflicts of interest, including, but not limited to, policies on (1) loans to officers and employees (if allowed by law), (2) related-party transactions (including any dealings with directors, officers or employees), and (3) such other transactions that could have the appearance of a potential conflict of interest.
     The ASA governs numerous day-to-day transactions between us and our subsidiaries and EPCO and its affiliates, including the provision by EPCO of administrative and other services to us and our subsidiaries and our reimbursement of costs for those services. The AC Committee reviewed and recommended the ASA, and the Board approved it upon receiving such recommendation. Affiliate transactions involving product exchanges or loans are subject to procedures of our Risk Management Committee, which is comprised, in part, of senior executives of our General Partner. The Risk Management Committee provides recommendations to the AC Committee regarding the approval of these transactions.
     Under our Board-approved management authorization policy, our General Partner’s officers have authorization limits for purchases and sales of assets, capital expenditures, commercial and financial transactions and legal agreements that ultimately limit the ability of executives of our General Partner to enter into transactions involving capital expenditures in excess of $15.0 million without Board approval. This policy covers all transactions, including transactions with related parties. For example, under this policy, the chairman may approve capital expenditures or the sale or other disposition of our assets up to a $15.0 million limit and the CEO may approve capital expenditures or the sale or other disposition of our assets up to $5.0 million. These officers have also been granted full approval authority for commercial, financial and service contracts.
     Under our Partnership Agreement, unless otherwise expressly provided therein or in the partnership agreements of our Operating Partnerships, whenever a potential conflict of interest exists or arises between our General Partner or any of its affiliates, on the one hand, and us, any of our subsidiaries or any partner, on the other hand, any resolution or course of action by the General Partner or its affiliates in respect of such conflict of interest is permitted and deemed approved by all of our partners, and will not constitute a breach of our Partnership Agreement, any of the operating partnership agreements or any agreement contemplated by such agreements, or of any duty stated or implied by law or equity, if the resolution or course of action is or, by operation of the Partnership Agreement is deemed to be, fair and reasonable to us; provided that, any conflict of interest and any resolution of such conflict of interest will be conclusively deemed fair and reasonable to us if such conflict of interest or resolution is (i) approved by “Special Approval” (i.e., by a majority of the members of the AC Committee), or

(ii) on terms objectively demonstrable to be no less favorable to us than those generally being provided to or available from unrelated third parties.
     In connection with its resolution of any conflict of interest, our Partnership Agreement authorizes the AC Committee (in connection with Special Approval) to consider:
•	the relative interests of any party to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interest;

•	the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us);

•	any customary or accepted industry practices and any customary or historical dealings with a particular person;

•	any applicable generally accepted accounting or engineering practices or principles; and

•	such additional factors as the AC Committee determines in its sole discretion to be relevant, reasonable or appropriate under the circumstances.
     The review and work performed by the AC Committee with respect to a transaction varies depending upon the nature of the transaction and the scope of the committee’s charge. Examples of functions the AC Committee may, as it deems appropriate, perform in the course of reviewing a transaction include (but are not limited to):
•	assessing the business rationale for the transaction;

•	reviewing the terms and conditions of the proposed transaction, including consideration and financing requirements, if any;

•	assessing the effect of the transaction on our earnings and distributable cash flow per Unit, and on our results of operations, financial condition, properties or prospects;

•	conducting due diligence, including by interviews and discussions with management and other representatives and by reviewing transaction materials and findings of management and other representatives;

•	considering the relative advantages and disadvantages of the transactions to the parties;

•	engaging third party financial advisors to provide financial advice and assistance, including by providing fairness opinions if requested;

•	engaging legal advisors;

•	evaluating and negotiating the transaction and recommending for approval or approving the transaction, as the case may be.
     Nothing contained in the Partnership Agreement requires the AC Committee to consider the interests of any person other than the Partnership. In the absence of bad faith by the AC Committee or our General Partner, the resolution, action or terms so made, taken or provided (including granting Special Approval) by the AC Committee or our General Partner with respect to such matter are conclusive and binding on all persons (including all of our partners) and do not constitute a breach of the Partnership Agreement, or any other agreement contemplated thereby, or a breach of any standard of care or duty imposed in the Partnership Agreement or under the Delaware Revised Uniform Limited Partnership Act or any other law, rule or regulation. The Partnership Agreement provides that it is presumed that the resolution, action or terms made, taken or provided by the AC Committee or our General Partner were not made, taken or provided in bad faith, and in any proceeding brought by any limited partner or by or on behalf of such limited partner or any other limited partner or us challenging such resolution, action or terms, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.